Exhibit 99.3

PROXY FOR THE MEETING OF THE HOLDERS OF CLASS B ORDINARY SHARES OF CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED TO BE HELD ON JUNE 12, 2026, EASTERN TIME (JUNE 12, 2026, HONG KONG Time) IMMEDIATELY FOLLOWING THE 2026 EGM This Proxy is Solicited on Behalf of the Board of Directors The undersigned shareholder of Creative Global Technology Holdings Limited, a Cayman Islands company (“CGTL”), hereby appoints Hei Tung (“Angel”) Siu (the “Proxy”) with the full power and authority to act as proxy of the undersigned and with full power of substitution, to vote all Class B ordinary shares, par value $0.001 per share, of (the “Class B Ordinary Shares”), which the undersigned may be entitled to vote at the meeting of holders of Class B Ordinary Shares of CGTL to be held on June 12, 2026 at 9:00 a.m., Eastern Time (9:00 p.m., June 12, 2026, Hong Kong Time) and at any adjournments or postponements thereof. CGTL will be holding the meeting of holders of Class B Ordinary Shares immediately following the 2026 Extraordinary General Meeting via teleconference using the following dial-in information: US Toll Free International Toll 1-877-270-2148 1-412-902-6510 Such Class B Ordinary Shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the Proxy’ discretion on such other matters as may properly come before the meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the enclosed proxy statement/prospectus and revokes all prior proxies for said meeting. THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” EACH PROPOSAL. PLEASE MARK, SIGN, DATE, AND RETURN THE PROXY CARD PROMPTLY. CONTROL SHARES: Note: Please sign exactly as your name or names appear on this proxy. When Ordinary Shares are held jointly, each holder should sign. When signing as an executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person. Signature(s) (Title(s), if applicable) Date PLEASE VOTE VIA THE INTERNET OR TELEPHONE OR MARK, SIGN, DATE AND RETURN THIS PROXY USING THE ENCLOSED ENVELOPE CONTINUED ON THE REVERSE SIDE EVERY SHAREHOLDER’S VOTE IS IMPORTANT! VOTE THIS PROXY CARD TODAY! THERE ARE 3 EASY WAYS TO VOTE YOUR PROXY: 1. By Phone: Call Okapi Partners toll-free at: (844) 202-7428 to vote with a live proxy services representative. Representatives are available to take your vote or to answer any questions Monday through Friday 9:00 AM to 8:00 PM (EST). OR 2. By Internet: Refer to your proxy card for the control number and go to: www.OkapiVote.com/CGTL2026S and follow the simple on-screen instructions. 3. By Mail: Sign, Date, and Return this proxy card using the enclosed postage-paid envelope. If possible, please utilize option 1 or 2 to ensure that your vote is received and registered in time for the meeting on June 12, 2026

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE CLASS B PROPOSAL. INSTRUCTIONS: TO VOTE, MARK BOXES BELOW IN BLUE OR BLACK INK AS SHOWN HERE: FOR AGAINST ABSTAIN 1. To approve, insofar, as the same constitutes a variation or abrogation of the rights attached to the Class B Ordinary Shares, the increase of voting rights of Class B Ordinary Shares, the removal of the dividend rights attached to the Class B Ordinary Shares, and the adoption of the Third Amended and Restated M&A, in each case as contemplated by Proposals No. 1 and 4 described in the Notice of the 2026 Extraordinary General Meeting. IN HIS DISCRETION THE PROXY IS AUTHORIZED AND EMPOWERED TO VOTE UPON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OF THE HOLDERS OF CLASS B ORDINARY SHARES AND ALL CONTINUATIONS, ADJOURNMENTS OR POSTPONEMENTS THEREOF. This proxy is revocable and the undersigned may revoke it at any time prior to the meeting of the holders of Class B Ordinary Shares by giving written notice of such revocation to the secretary of the company prior to the meeting of the holders of Class B Ordinary Shares or by filing with the secretary of the company prior to the meeting of the holders of Class B Ordinary Shares a later-dated proxy. should the undersigned be present and want to vote in person at the meeting of the holders of Class B Ordinary Shares, or at any postponement or adjournment thereof, the undersigned may revoke this proxy by giving written notice of such revocation to the secretary of the company on a form provided at the meeting of the holders of Class B Ordinary Shares. PLEASE VOTE VIA THE INTERNET OR TELEPHONE OR MARK, SIGN, DATE AND RETURN THIS PROXY USING THE ENCLOSED ENVELOPE CONTINUED ON THE REVERSE SIDE IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE MEETING OF THE HOLDERS OF CLASS B ORDINARY SHARES TO BE HELD ON JUNE 12, 2026 THE PROXY STATEMENT AND THE NOTICE OF THE MEETING OF THE HOLDERS OF CLASS B ORDINARY SHARES FOR THIS MEETING ARE AVAILABLE AT: WWW.OKAPIVOTE.COM/CGTL2026S